

Getting Colleges and Brands into Esports

Problem #1: Colleges Need Esports



97%
Of Kids 12-17 Play Video Games

4%
Of Colleges Have Esports Scholarships

Sources: Pew Research Center (2008), National Student Clearinghouse Research Center (2019)

Problem #2: Brands Need Esports



87%
Of Gen-Z Uses
AdBlock Tech

18%
Of Gen-Z Watches
Cable Weekly

Sources: GlobalWebIndex (2018), Y-Pulse's Media Consumption Survey (2019)

Solution: Indie Game Esports Agency















Solution: Indie Game Esports Agency









- Engage Current Students

- Recruit Future Students

- Revenue from Brands

- Reach Millennials/Gen-Z

- National & Local Targeting

- Brand-Friendly Strategy

- Win Sponsored Prizes

- Bragging on Social Media

- Free/Discounted Games

Target Users: College Students



Via Industry Reports:



- **19.9M** Students in USA

- **215.9M** Students Worldwide

- US - Average Age is **26.4**

- US - **43%** Male, **57%** Female

Sources: National Center for Education Statistics (2019), New America (2017), UNESCO

Indie Games Innovating Esports



Indie





Mainstream



Fortnite: Esports Success Story





Launched in 2017

~**$2.4B** 2018 revenue

300M+ players

Sources: Nielsen's SuperData (2019), Business Insider (2019)









Opportunity: Intramural Esports Games

ROCKET LEAGUE

SMITE
BATTLEGROUND OF THE GODS

BRAWLHALLA

Incredibly Fun. Family Friendly. Brand Friendly.

Proprietary Collegiate Esports Platform







CURRENT GAME
EAGLE ISLAND

MATH BUILDING	SIGN UP	SPECTATE
5PM ON 12/05/19	8/12 SPOTS LEFT	
SCIENCE BUILDING	SIGN UP	SPECTATE
9PM ON 12/10/19	4/12 SPOTS LEFT	
STUDENT DORM	SIGN UP	SPECTATE
7PM ON 12/15/19	NO SPOTS LEFT	
SCIENCE BUILDING	SIGN UP	SPECTATE
5PM ON 12/18/19	10/12 SPOTS LEFT	

CREATE NEW TOURNAMENT

GAMES THIS SEMESTER













Exclusive Partnership for US Schools

PROJECT MQ ®

THE NEXT-GEN ARCADE

- ✓ Cloud connected
- ✓ Classic games
- ✓ Modern games
- ✓ User accounts
- ✓ Casual tournaments
- ✓ Automatic updates

Intramural-Esports-As-A-Service








Online Tournaments
($25K per year)

Virtual Safari
($15K per year)

Original Content Subs
($5K per month)

Next-Gen Arcades
($5K each + rev share)













Who NEEDS Our Games and Data?

PROJECT MQ®

Tech/Media

Gaming

Sports

Retail















Current Strategic Partnerships

PROJECT MQ®

iHeart MEDIA

CRYTEK®

Junior Achievement®

DDM

Tencent Games

PayPal

Market Validation: PlayVS





- Esports platform for high schools

- Raised **$96M** in 13 months

- Scaled to **two-thirds** of 37K US high schools

- Integration is limited to just 4 games:

  - Rocket League

  - Smite

  - League of Legends

  - Fortnite

How ProjectMQ Differs from PlayVS











Indie Games Only   College-focused   Global Reach   Game Discovery

ProjectMQ: THE Brand for Indie Games





Motion Twin
1 place Lainé
33000 Bordeaux, France

Motion Twin is an indie studio which was founded in... 2001 so we're pretty much dinosaurs at this point. We started out quite well releasing browser games. With the rise of mobile we realized (probably too late) that we needed to be part of that scene if we wanted to continue making F2P games.

Unfortunately, everything on mobile is about metrics and numbers. We quickly realized that we would need to devote 70% or our resources to marketing and analytics and only 30% to development and creative. We toughed it out for a while, but eventually we decided to take a shot at a more traditional, hardcore, PC/console project, even if we knew the market was becoming increasingly difficult for for newcomers.

Moving from the web and mobile markets, we knew very well that one of the greatest challenges facing indie studios is getting eyes on your project. Especially, if you don't have an established community, studio name or a war chest to spend on advertising. Moreover, we were aware of the (understandable) reluctance of the press to cover Early Access games.

That's why you need to make as much noise as you can on all channels and this is where the folks at ProjectMQ might be able to help you out. They're experienced social media wizards, and as such can not only offer you an impressive visibility boost directed at a key indie game fan base, but they can also provide backup for your marketing and communication efforts at key moment, for us it was the Dead Cell's Early Access launch.

Along with the quality of your game, quality marketing and communication is becoming the deciding factor of success in the gaming industry. Having the opportunity to work with ProjectMQ was a real treat, and they should be considered as a valued partner by any studio looking to make a splash in the video game industry.

Joan Blachere,
Junior Marketing Manager

"Having the opportunity to work with **ProjectMQ** was a real treat, and they should be considered as **a valued partner** by any studio looking to make a splash **in the video game industry**." - Joan Blachere, Junior Marketing Manager

Raising $100K Pre-Seed Round*



Milestones Reached with Investment



$100K Each, Per Year





100 Universities (of 21K) in 2021

$10M Gross 2021 Revenue

*These are forward-looking figures that cannot be guaranteed.

Meet the ProjectMQ Team





Marcus Howard:
BIZ DEV



Malcolm Howard:
TECH



Avik Sogoyan:
CREATIVE DIRECTOR



Sebastian Burton:
ESPORTS DIRECTOR



Kat De Shields-Moon:
COMMUNICATIONS DIRECTOR



Gianni Maiorano
SALES DIRECTOR

Meet ProjectMQ's Advisors





Erik Reynolds:
ELECTRONIC ARTS, RIOT GAMES



Drew Greer:
NIKE, UNDER ARMOUR



Joakim Sandberg:
DREAMHACK



Avril Stinson
TAMPA CHAMBER OF COMMERCE



Dr. Michelle Harrolle:
UNIVERSITY OF SOUTH FLORIDA



Rick Clark:
NFL AGENT, NASCAR OWNER

ProjectMQ's $100K Growth Strategy



Technical: 90%
Collegiate Esports Platform

Operations: 7.5%
WeFunder Crowdfunding Fee

Legal: 2.5%
Partnership Agreements



Gaming is BOOMING!!!

PROJECT MQ®

Video Game Industry Revenue in 2019	Video Game Industry (Est) Revenue in 2025
$152B	$300B+

Sources: CBInsights (2019), GlobalData (2019)

The Gaming Industry Makes Unicorns







After 3 years:
$970M

After 4 years:
$2.05B

Sources: VentureBeat (2014), The Esports Observer (2018)

Billion Dollar Exit Opportunities*



25+ Brands Likely to Acquire ProjectMQ for $1B+











*These are forward-looking figures that cannot be guaranteed.

Projections of Future Revenue*



$100K
10 colleges
in 2020

$10M
100 colleges
in 2021

$100M
1000 colleges
in 2022

2022 EBITA: $85M

*These are forward-looking figures that cannot be guaranteed.